

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

Grace Vandecruze
Chief Financial Officer
ShoulderUp Technology Acquisition Corp.
125 Townpark Drive, Suite 3000
Kennesaw, GA 30144

> **Re: ShoulderUp Technology Acquisition Corp.**
> **Form 10-K for fiscal year ended December 31, 2021**
> **Filed March 3, 2022**
> **File No. 001-41076**

Dear Grace Vandecruze:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gerry L. Williams